EXHIBIT 99.1

O2Micro Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

GEORGE TOWN, Grand Cayman, March 18, 2022 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM) (“O2Micro” or the “Company”), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated March 14, 2022, from FNOF Precious Honour Limited (together with its affiliated investment entities, “FNOF”), to acquire all of the outstanding shares of the Company (including American Depositary Share (“ADS”) for a purchase price of US$5.50 per ADS, or US$0.11 per ordinary share, in cash (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

The Board has formed a special committee consisting solely of independent directors Lawrence Lin and Ji Liu to evaluate and consider the Proposal Letter and the Proposed Transaction. The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that FNOF will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and FNOF, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. O2Micro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical or current facts, including statements about beliefs and expectations and statements relating to the Proposed Transaction, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the growth and/or contraction of the Company; the timing of our product introductions; changes in interest rates; changes in availability and cost of supplies, such as inflation and supply chain issues; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws, regulatory or geopolitical environment, or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; changes in laws, rules and regulations regarding our intellectual property; introduction of new competitors or competing technologies; and the increase of unexpected expenses; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and O2Micro undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com